Mail Stop 0407

      April 20, 2005

Rachel Wosk
Chairman, Presdient and
    Chief Executive Officer
International Cellular Accessories
48055 Yale Road, RR32
Chilliwack, British Columbia
Canada V2P 6H4

	RE:	International Cellular Accessories
		Amendment No. 1 to Form SB-2
		Filed April 8, 2005
		333-123092

Dear Ms. Wosk:

      We have reviewed your filings and have the following additional comments. Amend your Form SB-2 in response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Amendment No. 1 to Form SB-2

Summary of Prospectus, page 2

      General Information About Our Company, page 2

1. We reissue prior comment 11 in part. Please disclose that your part-time employee devotes approximately 2 hours per week to your business and state whether you need to raise a set amount of money in the next 12 months to continue in business.

Risk Factors, page 4

	Rachel Wosk, the President and Director of the Company . . ., page 4

2. Please revise your caption to disclose that neither your sole full-time employee nor your part-time employee has any public company experience. In the first sentence of the text, please indicate when you expect to hire additional employees. Also, in the fifth sentence, please delete "will be available to assist Rachel with some of her duties as and when needed", which may act as mitigating language that should not appear in a risk factor.

If we do not obtain funding from the proceeds, page 5

3. We note the risk factor you have added in response to prior comment 13. Please also consider adding a risk factor that highlights the fact that you will incur ongoing costs and expenses for SEC reporting and compliance after this offering, which could comprise a substantial portion of your available cash resources in future periods.

4. We note the risk factor captions you have revised in response to prior comment 14, however, a significant number of your risk factor still captions do not clearly reflect the risk you discuss in the text. Please ensure that your captions contain specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc. We note the following examples:

* "We will be subject to rapid technological changes . . ." on page
6;
* Once we have established our business in Canada . . ." on page
7;
* Competition in the cellular accessories market . . ." on page 7;
* We are subject to the many risks . . ." on page 9; and
* Buying low-priced penny stocks is very risky . . ." on page 9

Please see the two risk factor examples in the Risk Factor
Guidance
section of the Division of Corporation Finance: Updated Staff
Legal
Bulletin No. 7A, "Plain English Disclosure" available on our website at http://www.sec.gov/interps/legal/cfslb7a.htm.

	Our business and growth could be hindered . . ., page 6

5. We note the disclosure you have added in response to prior comment
17, however, please specifcally address when you anticipate hiring any additional officers. Also, your disclosure that the loss of one of your executive officers "could have a material adverse effect on our business and prospects" is generic. Please revise accordingly.
For example, if you loose Rachel Wosk prior to hiring any additional officers, will your business continue?

Once we have established our business in Canada . . ., page 7

6. Disclose when you expect to enter into the United States market.
Also, please briefly clarify what the specific obstacles are in entering the United Stated market.

Buying low-priced penny stocks is very risky . . ., page 9

7. Your disclosure that "the penny stock rules may result in fewer brokers willing to make a market in our shares or affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you purchase in this offering . . ." is vague. Revise to clarify the specific risk that investors may find it difficult to sell their securities, if at all.

Due to the lack of a trading market . . ., page 10

8. Briefly disclose the requirements to trade on the OTC Bulletin
Board.

Our officers and directors and their affiliates . . ., page 11

9. We note your caption that "[o]ur officers and directors and their affiliates may continue to exercise significant control . . ." Please revise to specifically refer to your two officers and directors rather than to your "officers, directors and their affiliates." Also, because your two officers and directors will continue to exercise significant control" over you, please change the word "may" to "will."

Terms of the Offering, page 14

10. Please see prior comment 24 and address whether investors are permitted to rescind the purchase of your securities during the offering period.




Description of Our Business, page 19

	Industry Background, page 20

11. We note your market data regarding the expected growth in the mobile phone market. Please address whether some cell phone accessories can be re-used when someone purchases a new cell phone, particularly when someone purchases the same cell phone brand.

Principal Products and Their Markets, page 20

12. We note your disclosure that you will be selling these products to retailers and wholesalers/distributors. Please briefly describe these types of customers. For example, are the retailers typically electronic stores or more specialized cell phone retailers?
Approximately how many of these retailers and wholesalers/distributors are located in western Canada? Also, do you expect your margins will be the same in selling to either retailers or wholesalers?

Government and Industry Regulation, page 24

13. Please specify the "common business and tax rules" to which you refer. Also, are there any trade rules between the United States and
Canada that you will need to comply with? Please ensure that you describe the effect of all existing or probable government regulations on your business. See Item 101(a)(9) of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operation, page 25

14. We note the disclosure you have added in response to comment
34.
Qualify your new disclosure regarding "the benefit of shareholder confidence in the liquidity of their shares . . ." to clarify that no public market exists for your shares.

15. We note the disclosure you have added in response to prior comment 36, however, please revise to provide a discussion in a more quantified fashion. In this regard, please provide a more integrated discussion regarding the total amount of money you will need in the next twelve months and how you will fund your operations.



*    *    *    *

      As noted, please amend your Form SB-2 in response to our comments. You may wish to provide us with marked copies of the
amendments to expedite our review.   Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Joseph Cascarano, Staff Accountant, at (202) 824-5357 or Robert Littlepage, Accountant Branch Chief, at (202) 942-
1947 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney, at (202) 942-7914, or me at (202) 942-1990 with any other
questions. Please note, as of Monday, April 25, 2005, the numbers will change to (202) 551-3376 for Joe Cascarano, (202) 551-3361 for
Robert Littlepage, (202) 551-3378 for Albert Pappas and (202) 551-
3810 for me.


      Sincerely,


							Michele M. Anderson
							Legal Branch Chief

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Ms. Rachel Wosk
International Cellular Accessories
April 20, 2005
Page 1